7 September 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 91,300 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1464.5438 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 88,368,846 ordinary shares in treasury, and has 1,089,285,126 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 24,489,066 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 81,300 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €16.2811 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 79,166,594 ordinary shares in treasury, and has 970,395,181 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 22,053,200 shares.